

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

May 29, 2018

<u>Via E-Mail</u>
Ms. Amy B. Schwetz
Chief Financial Officer
Peabody Energy Corporation
701 Market Street
St. Louis, Missouri 63101

> **Re: Peabody Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 26, 2018**
> **File No. 001-16463**

Dear Ms. Schwetz:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and Mining